Exhibit (a)(14)
CANADA SOUTHERN PETROLEUM LTD.
LETTER TO SHAREHOLDERS
August 8, 2006
Dear Fellow Shareholders:
Accompanying this is the Notice of Variation of 1212707 Alberta Ltd., a wholly-owned subsidiary of Canadian Oil Sands, varying its offer to acquire all of the outstanding common shares of Canada Southern Petroleum Ltd. by, among other things, extending the Expiry Time to midnight (Los Angeles time) on Friday, August 18, 2006 and reducing the minimum condition in the offer to 50.01% of the outstanding common shares of Canada Southern.
The Board of Directors of Canada Southern continues to unanimously recommend that Canada Southern shareholders accept the amended Canadian Oil Sands US$13.10 all cash offer and reject the Canadian Superior Energy offer.
The Board believes that Canadian Oil Sand’s reduction of its minimum condition to 50.01% demonstrates its commitment to getting this deal done and is likely to ensure that its offer will be successful.
We urge you to act quickly to accept the amended Canadian Oil Sands offer. There is no obligation on Canadian Oil Sands to keep its offer open beyond the scheduled Expiry Time on August 18, 2006.
Yours truly,
/s/  Richard C. McGinity

Richard McGinity
Chairman of the Board
This letter may be deemed to be solicitation material in respect of the pending offers by Canadian Oils Sands and/or Canadian Superior Energy to acquire all of the outstanding shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate director circulars and supplemental notices of change to directors circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) solicitation/recommendation statements on Schedule 14D-9 which include the directors circulars and notices of change to directors circulars as exhibits thereto. These documents set forth the full response of the board of directors of Canada Southern to the Canadian Oil Sands and Canadian Superior Energy offers. Shareholders are urged to read these documents (including any amendments, supplements and exhibits thereto) because they contain important information. Shareholders may obtain free copies of these documents and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov at Canada Southern’s website at www.cansopet.com or by contacting the Proxy Advisory Group, LLC, the information agent retained by Canada Southern at North American toll free: 866-678-1770.